HYUNDAI ABS FUNDING CORPORATION
10550 Talbert Avenue
Fountain Valley, California 92708
October 11, 2006
Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hyundai ABS Funding Corporation Registration Statement on Form S-3 No. 333-134931
Ladies and Gentlemen:
     On behalf of Hyundai ABS Funding Corporation, I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission take such action as is necessary to declare the above referenced Registration Statement effective at 10:00 A.M. (EST), on October 13, 2006, or as soon thereafter as practicable.
     The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Min Sok Randy Park
Name:	Min Sok Randy Park
Title:	Vice President and Secretary